# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Galapagos NV, CIK 0001421876
CUSIP: 36315X101
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: Generaal De Wittelaan, 2800 Mechelen, Belgium (C9), L11 A3
Date of event which requires filing of this statement: 05/15/2025
Filed by CIK 0001587114
Persons authorized to receive notices and communications: Oleg Nodelman, EcoR1 Capital, LLC, 357 Tehama Street #3, San Francisco, California (CA), 94103, (415) 448-6534; Richard M. Brand, Kiran S. Kadekar White & Case LLP, 1221 Avenue of the Americas, New York, New York (NY), 10020-1095, (212) 819-8200

## Reporting persons
- EcoR1 Capital, LLC (CIK 0001587114): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,803,202; sole dispositive power 0; shared dispositive power 7,803,202; aggregate amount beneficially owned 7,803,202 (11.84% of the class)
  Comment: The amounts reported include (1) ordinary shares, no par value, of Galapagos NV (the "Issuer") and (2) American Depositary Shares, each of which represents one ordinary share, no par value, of the Issuer.
  
  Based on 65,897,071 ordinary shares outstanding as of December 31, 2024, as reported in the Issuer's Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") on March 27, 2025 (the "Form 20-F").
- Oleg Nodelman (CIK 0001454385): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,803,202; sole dispositive power 0; shared dispositive power 7,803,202; aggregate amount beneficially owned 7,803,202 (11.84% of the class)
  Comment: The amounts reported include (1) ordinary shares, no par value, of the Issuer and (2) American Depositary Shares, each of which represents one ordinary share, no par value, of the Issuer.
  
  Based on 65,897,071 ordinary shares outstanding as of December 31, 2024, as reported in the Issuer's Form 20-F.
- EcoR1 Capital Fund Qualified, L.P. (CIK 0001598292): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 7,339,498; sole dispositive power 0; shared dispositive power 7,339,498; aggregate amount beneficially owned 7,339,498 (11.14% of the class)
  Comment: The amounts reported include (1) ordinary shares, no par value, of the Issuer and (2) American Depositary Shares, each of which represents one ordinary share, no par value, of the Issuer.
  
  Based on 65,897,071 ordinary shares outstanding as of December 31, 2024, as reported in the Issuer's Form 20-F.
- EcoR1 Capital Fund, L.P. (CIK 0001567938): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 463,704; sole dispositive power 0; shared dispositive power 463,704; aggregate amount beneficially owned 463,704 (0.7% of the class)
  Comment: The amounts reported include (1) ordinary shares, no par value, of the Issuer and (2) American Depositary Shares, each of which represents one ordinary share, no par value, of the Issuer.
  
  Based on 65,897,071 ordinary shares outstanding as of December 31, 2024, as reported in the Issuer's Form 20-F.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value
Name of issuer: Galapagos NV
Address of issuer's principal executive offices: Generaal De Wittelaan, 2800 Mechelen, Belgium (C9), L11 A3
Comment:
EXPLANATORY NOTE:

This Amendment No. 2 to Schedule 13D (this "Schedule 13D/A") amends and supplements, to the extent set forth herein, the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on August 23, 2024, as amended by Amendment No. 1 thereto filed on October 8, 2024 (the "Schedule 13D"), filed by the Reporting Persons with respect to the ordinary shares, no par value (the "Ordinary Shares"), and American Depositary Shares, each of which represents one ordinary share, no par value (the "ADSs" and together with the Ordinary Shares, the "Shares"), of Galapagos NV (the "Issuer"). Except as expressly amended by this Schedule 13D/A, the Schedule 13D remains in effect. Capitalized terms not otherwise defined in this Schedule 13D/A shall have the meaning ascribed to them in the Schedule 13D.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety with the above Item 1(a)-(c) and the following supplemental material:

This statement on Schedule 13D ("Schedule 13D") relates to ordinary shares, no par value (the "Ordinary Shares"), and American Depositary Shares, each of which represents one ordinary share, no par value (the "ADSs" and together with the Ordinary Shares, the "Shares"), of Galapagos NV (the "Issuer"). The principal executive offices of the Issuer are located at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

Each Reporting Person (defined in Item 2 below) is filing this statement jointly with each of the other Reporting Persons and may be deemed to be included in a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with each of the other Reporting Persons. Each Reporting Person expressly disclaims membership in a group with any other person other than the other Reporting Persons.

Each Reporting Person disclaims beneficial ownership of the Subject Shares (defined in Item 5 below) except to the extent of such Reporting Person's pecuniary interest therein.

## Item 2. Identity and Background
Name of person filing: No amendment to this Item is being made.
Residence or business address: No amendment to this Item is being made.
Present principal occupation or employment: No amendment to this Item is being made.
Criminal convictions in the last five years: No amendment to this Item is being made.
Civil proceedings (securities laws) in the last five years: No amendment to this Item is being made.
Citizenship: No amendment to this Item is being made.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

All of the Shares reported herein were purchased by the Funds for an aggregate purchase price of $371,881,584.76 including fees and expenses, excluding fees with respect to the conversion of ADSs to Ordinary Shares. In connection with the surrender of certain ADSs held by the Funds and withdrawal of ordinary shares of the Issuer from Citibank, N.A., as depositary (the "Depositary" and such exchange, the "ADS Conversion"), the Funds paid $293,693.40 in fees to the Depositary. The source of funds used by the Funds to purchase such Shares and to effect the ADS Conversion was derived from the capital of the Funds.

The response to Item 5 of the Schedule 13D is incorporated herein by reference. Unless noted above, no part of the purchase price for such Shares was borrowed by any Reporting Person for the purpose of acquiring, holding, trading or voting any securities discussed in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: No amendment to this Item is being made.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

EcoR1 and Mr. Nodelman each may be deemed to beneficially own an aggregate of 7,803,202 Shares (the "Subject Shares"), representing approximately 11.84% of the outstanding Shares based on 65,897,071 Shares outstanding as of December 31, 2024 (the "Outstanding Shares"), as reported in the Issuer's Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") on March 27, 2025 (the "Form 20-F").

Qualified Fund may be deemed to beneficially own an aggregate of 7,339,498 of the Subject Shares, representing approximately 11.14% of the Outstanding Shares.

Capital Fund may be deemed to beneficially own an aggregate of 463,704 of the Subject Shares, representing approximately 0.70% of the Outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

EcoR1, as the general partner of each of the Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all the Subject Shares.

Mr. Nodelman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all the Subject Shares.

Each of the Funds may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) only the Subject Shares that it beneficially owns.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 99.2 filed herewith, which is incorporated by reference into this Item 5(c), describes the transactions in the Shares that were effected by the Reporting Persons during the past sixty (60) days.

Except as set forth in Exhibit 99.2 filed herewith, no transactions in the Shares were effected by the Reporting Persons during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: No amendment to this Item is being made.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: No amendment to this Item is being made.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No amendment to this Item is being made.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 99.1 Joint Filing Agreement, dated August 23, 2024, among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed with the SEC jointly by the Reporting Persons on August 23, 2024).

Exhibit 99.2 Trading Data (filed herewith).

## Signatures
- EcoR1 Capital, LLC: /s/ Oleg Nodelman, Manager (05/19/2025)
- Oleg Nodelman: /s/ Oleg Nodelman, Reporting Person (05/19/2025)
- EcoR1 Capital Fund Qualified, L.P.: /s/ Oleg Nodelman, Manager of the General Partner, EcoR1 Capital, LLC (05/19/2025)
- EcoR1 Capital Fund, L.P.: /s/ Oleg Nodelman, Manager of the General Partner, EcoR1 Capital, LLC (05/19/2025)